Exhibit 12

QWEST CORPORATION

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited)

	Three Months Ended March 31, 2006	Years Ended December 31,
		2005	2004	2003	2002	2001
	(Dollars in millions)
Income from continuing operations before income taxes, discontinued operations and cumulative effect of change in accounting principle	$451	$1,530	$1,742	$1,758	$2,435	$2,833
Add: estimated fixed charges	167	668	647	643	634	588
Add: estimated amortization of capitalized interest	3	12	12	13	14	14
Less: interest capitalized	(2)	(7)	(9)	(13)	(24)	(44)

Total earnings available for fixed charges	619	2,203	2,392	2,401	3,059	3,391
Estimate of interest factor on rentals	12	54	54	57	69	79
Interest expense, including amortization of premiums, discounts and debt issuance costs	153	607	584	573	541	465
Interest capitalized	2	7	9	13	24	44

Total fixed charges	$167	$668	$647	$643	$634	$588

Ratio of earnings to fixed charges	3.7	3.3	3.7	3.7	4.8	5.8